São Paulo-SP, April 26 2006.
SUAC-624/06.

COMISSÃO DE VALORES MOBILIÁRIOS
Superintendência de Relações com Empresas
Rio de Janeiro-RJ

Dear Sirs,

Reference:	BANCO ITAÚ HOLDING FINANCEIRA S.A.
ORDINARY AND EXTRAORDINARY GENERAL
MEETING OF APRIL 26 2006

1. Pursuant to the provisions of CVM Instruction 202/93, Articles 16, subsection V, and 17, subsection II, we are pleased to provide you with a summary of the decisions taken by the above-mentioned ordinary and extraordinary general meeting:

a)	the approval of the management accounts for the 2005 fiscal year, the distribution of the net income for the same fiscal year and the mandatory dividend already paid;

b)	the election of members of the Board of Directors and Fiscal Council for the next annual term of office;

c)	the establishment of the amount to be allocated for the compensation of members of the management bodies and the Fiscal Council;

d)	the approval of the following changes to the corporate bylaws: (i) the insertion of a new item 5.5 in article 5, instituting an age limit for election as a member of the Board of Directors; (ii) in article 6, to alter the denomination of the Compensation Committee and to expand the committee’s composition, objectives and purposes; (iii) in articles 8 and 9, to combine the Disclosure and Insider Trading Committees and the consequent adjustment and renumbering of the remaining statutory provisions;

e)	the alteration to the wording in item 2 of the Plan for Granting Stock Options, to register the change in the denomination of the Compensation Committee to the Appointments and Compensation Committee;

f)	the alteration to the newspapers used for mandatory publications, such publications being effected in the “Valor Econômico”, in addition to the “Diário Oficial do Estado de São Paulo”.

2.   The respective minutes will be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in Articles 16, subsection VI and 17, subsection III, of the said Instruction.

Sincerely,

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Officer

Copy to:
–	THE SÃO PAULO STOCK EXCHANGE Superintendência Executiva de Operações Gerência de Relações com Empresas (GRE)